FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        November, 2002

Commission File Number:     0-24018

ZI CORPORATION
(Translation of registrant’s name into English)

2100 840 7th Ave. SW Calgary, Alberta Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZI CORPORATION (Registrant)

By: /s/ James Duffus Associate General Counsel

Dated:   November 18, 2002

zi corporation

news release

Zi Corporation Reports Third Quarter Results

CALGARY, AB, November 15, 2002 — Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced its third quarter and nine-month results for the period ended September 30, 2002. (All figures are expressed in Canadian dollars.)

        Revenue for the 2002 third quarter increased 133 percent to $3.5 million from revenue in the year-earlier period of $1.5 million. Revenue for the three quarters ending September 30, 2002 increased to $8.8 million up more than 100 percent from the same period in 2001. Net loss for the third quarter of 2002 was $20.8 million, or $0.54 loss per share, compared to $3.0 million, or a $0.08 loss per share for the same period a year earlier.

        Third quarter results included a loss from continuing operations of $15.7 million, or a $0.41 loss per share, and a loss from discontinued operations of $5.1million, or $0.13 loss per share. Losses from continuing operations include a provision for litigation related costs of $7.1 million and a one time charge of $2 million related to goodwill and $2.4 million in respect of deferred development costs, both associated with the Company’s e-learning business segment in China. Losses from discontinued operations in the third quarter include the write-off of $ 4.4 million of costs associated with the Zi Services business segment. As a result of market factors, the Company intends to sharply reduce the scale of or close the Zi Services business and divest itself of this business segment in the immediate term.

        During the quarter, Zi earned royalties from 22 of the 70 eZiText® licensees compared to 12 in the third quarter of 2001. In addition, 35 new handset models embedded with eZiText® were released into the market, bringing the total at September 30, 2002 to 145 compared to 54 a year earlier.

        Chairman and Chief Executive Officer Michael Lobsinger commented, “From a business perspective, we made important progress during the quarter. The focus on our core business has led to an increase in revenues and a decrease of 56 percent in the operating loss for the Zi Technology business segment over the year-earlier period. This is a critical measure of the acceptance of our core technology offerings and we will continue to work hard to mine our existing customer base and leverage our core technology into new opportunities going forward. In addition, we have further strengthened our focus with the sale of Magic Lantern and write down of our investments in Oztime and Zi Services.”

(more)

      Intelligent Interface Solutions

ZI CORPORATION REPORTS THIRD QUARTER RESULTS
Page 2-2-2

        Zi also announced it was reducing its global Zi technology staff by approximately 33 percent, or 21 employees.

        Continued operation of Zi depends upon increasing revenue and profitability, raising additional capital and the resolution of the next steps in the patent infringement litigation with Tegic Communications Inc., a division of AOL/Time Warner on a basis that is manageable to Zi. There are no assurances that these factors and events will be achieved or resolved in a manner that is favorable to Zi as the outcome of these events is uncertain at this time. Extracts from the notes to financial statements released by Zi are incorporated at the end of this press release and provide detailed information respecting these qualifications and contingencies.

Conference Call

        As previously announced, Zi is conducting a conference call to review the financial results today at 9:00 AM EST (Eastern). The dial-in number for the call in North America is 1-877-888-3490, international: 1-416-695-5259. A live webcast and 10-day archive of the call can be accessed at www.zicorp.com.

About Zi Corporation

        Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company’s core technology products, eZiTapTM symbol and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet TM symbol is a new network-based platform that enables handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the mobile device. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation’s current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation’s products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation’s 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

TABLES FOLLOW

      Intelligent Interface Solutions

ZI CORPORATION
CONSOLIDATED BALANCE SHEETS

	September 30, 2002	December 31, 2001

	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	9,015,740	19,090,964
Short-term investments	--	8,577,503
Accounts receivable	4,484,107	2,752,262
Work-in-progress and inventory	254,048	509,298
Prepayments and deposits	1,463,093	909,388

	15,216,988	31,839,415
Capital assets - net	4,466,866	3,160,008
Intangible assets - net	4,815,592	13,082,923

	24,499,446	48,082,346

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued
liabilities	10,513,267	3,097,692
Deferred revenue	764,912	773,115
Notes payable	799,913	--
Current portion of capital
lease obligations	184,290	175,996

	12,262,382	4,046,803
Capital lease obligations	51,925	159,013

	12,314,307	4,205,816

Shareholders' equity
Share capital	96,673,949	94,871,503
Deficit	(84,488,810)	(50,994,973)

	12,185,139	43,876,530

	24,499,446	48,082,346

(more)

      Intelligent Interface Solutions

ZI CORPORATION
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three months ended September 30,		Nine months ended September 30,

	2002	2001	2002	2001
Revenue
License and implementation fees	2,486,342	1,452,685	6,375,147	3,922,880
Other products	980,701	--	2,436,236	104,354

	3,467,043	1,452,685	8,811,383	4,027,234
Cost of sales
License and implementation fees	110,921	82,642	231,630	503,762
Other products	390,805	--	975,268	72,823

	501,726	82,642	1,206,898	576,585

Gross margin	2,965,317	1,370,043	7,604,485	3,450,649

Operating costs and expenses
Selling general and administrative	(5,216,304)	(2,764,472)	(12,879,384)	(9,557,543)
Legal	(7,131,123)	(637,930)	(8,759,900)	(2,617,714)
Product research and development	(1,107,473)	(9,761)	(3,457,554)	(1,306,334)
Depreciation and amortization	(5,452,506)	(717,983)	(7,503,398)	(1,942,793)
Foreign exchange gain	285,269	1,373,042	460,911	1,873,612

Operating loss before undernoted	(15,656,820)	(1,387,061)	(24,534,840)	(10,100,123)
Interest on long term debt	(72,349)	(8,600)	(110,245)	(24,855)
Other interest expense	--	(6,418)	(6,665)	(7,639)
Interest and other income	65,927	249,621	241,490	1,419,943

Loss from continuing operations before income taxes	(15,663,242)	(1,152,458)	(24,410,260)	(8,712,674)
Income taxes	--	--	--	(87,144)

Loss from continuing operations	(15,663,242)	(1,152,458)	(24,410,260)	(8,799,818)
Discontinued operations
Loss from discontinued operations	(4,891,321)	(1,806,269)	(8,875,091)	(4,394,363)
Accrued disposition costs	(208,486)	--	(208,486)	--

Net loss	(20,763,049)	(2,958,727)	(33,493,837)	(13,194,181)
Deficit, beginning of period	(63,725,761)	(42,548,137)	(50,994,973)	(32,312,683)

Deficit, end of period	(84,488,810)	(45,506,864)	(84,488,810)	(45,506,864)

Basic and diluted loss from continuing operations per
share	(0.41)	(0.03)	(0.65)	(0.24)
Loss from discontinued operations per share	(0.13)	(0.05)	(0.24)	(0.12)

Basic and diluted net loss per share (note 8)	(0.54)	(0.08)	(0.89)	(0.36)

Weighted average common shares	37,917,098	37,256,584	37,750,436	37,122,792
Common shares, end of period	37,919,250	37,503,350	37,919,250	37,503,350

      Intelligent Interface Solutions

GOING CONCERN BASIS OF PRESENTATION

        These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has reported a contingent liability related to a lawsuit filed by Tegic Communications Inc. (“Tegic”). At a hearing held on November 8, 2002, the presiding trial judge upheld the jury’s verdict awarding damages to Tegic against Zi for US$9 million. Zi intends to file motions for reconsideration of this decision and to set the amount of security required to be posted in order to stay the enforcement of damages awarded pending an appeal of the damages awarded. At present, Zi has not arranged financing to post a bond or other security for appeal. There can be no assurance that Zi will be successful in its effort to finance a bond or other security for appeal or that the motions that Zi intends to bring will be decided in Zi’s favor.

        Continued operations are dependent on the Company being able to resolve in a timely manner the pending matters in the patent infringement litigation with Tegic as described above on a basis that is financially manageable by Zi and upon the Company raising additional capital, increasing revenue and achieving profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to favorably resolve the pending matters in the current patent infringement litigation with Tegic, raise additional capital, increase revenue and continue as a going concern.

CONTINGENT LIABILITIES

        A patent infringement lawsuit was commenced on March 21, 2000 in the U.S District Court for the Northern District of California by Tegic against Zi Corporation and Zi Corporation of America, Inc. On September 4, 2002, the jury in this lawsuit awarded Tegic US$9 million finding that Zi had infringed certain US patents held by Tegic. At a hearing held on November 8, 2002, the presiding trial judge in this lawsuit upheld the jury’s verdict and denied Zi’s motions to grant judgment as a matter of law in favor of Zi, invalidate Tegic’s US patents and set aside the damages award. Zi intends to file motions for a reconsideration of these decisions and to approve the amount of any security or bond required to be posted as security for the damages award in order to stay enforcement of the damages award pending any appeals by Zi. The judge has also not yet decided motions by Tegic to triple the damages award and to settle the terms of an injunction against Zi, which motions are expected to be heard on November 22, 2002.

        The decisions in this lawsuit apply only to the United States and apply only to earlier versions of Zi’s eZiText® software product, which have never been sold in the United States. Sales of such earlier versions of Zi’s eZiText software product in countries other than the United States are not affected. The court rulings at the November 8, 2002 hearing leave in effect the court’s February 21, 2002 summary judgment in favor of Zi that Zi’s current eZiText product line does not infringe Tegic’s US patents. Zi’s current eZiText software product is sold globally and sales of Zi’s current eZiText software in the United States and in other countries are not affected by the court’s recent decisions.

      Intelligent Interface Solutions

        Since post trial motions by the parties have not all been decided, and the outcomes of possible appeals by the parties from the rulings on the pending motions are unknown, it is not possible to reasonably estimate the likelihood of any loss to Zi until a final determination of any appeals is made. However, if the court’s rulings on November 8, 2002 are not reconsidered on Zi’s pending motion, and if the amount of the security for the damages award is not approved in an amount which can be posted by Zi, then judgment in the sum of US$9 million together with applicable interest and costs will, when entered by the court, become enforceable against Zi. In this event, unless Zi has available sufficient financial resources to post an appeal bond or other security in the amount set by the court, although Zi can still undertake appeals of the court’s decisions, Zi will need to pursue other legal remedies to stay the enforcement of any judgment in favor of Tegic in this lawsuit.

        The Company has made a provision in respect of this matter for anticipated legal and or settlement costs. The amount accrued is based on management’s current best estimate of the amount expected to be incurred to resolve this matter. It is possible that the actual cost to resolve this matter may exceed the amount accrued.

For more information:

Investor Inquiries:
Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com

Media Inquiries:
Allen & Caron Inc
Len Hall (Business/Financial media)
E-mail: len@allencaron.com
Phone: (949) 474-4300

Intelligent Interface Solutions